UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One):

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934
            For the plan year ended December 31, 2001

OR

[  ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934
            For the transition period from _________ to ________

Commission file number 001-14097

        A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAUER-DANFOSS EMPLOYEES’
SAVINGS AND RETIREMENT PLAN

        B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                                                Sauer-Danfoss Inc.
                                                                2800 East 13th Street
                                                                Ames, IA 50010

REQUIRED INFORMATION

The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.

1.         Financial Statements:

                        Report of Independent Auditors, KPMG LLP

                        Statements of Net Assets Available for Benefits as of December 31, 2001 and
                                2000

                        Statements of Changes in Net Assets Available for Benefits for the years ended
                                December 31, 2001 and 2000

                        Notes to Financial Statements

Supplemental Schedules:

                        Schedule of Assets Held for Investment Purposes as of December 31, 2001

2. Exhibits:

                        Consent of KPMG LLP, Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 26, 2002                                                          SAUER-DANFOSS EMPLOYEES’ SAVINGS
                                                                                           AND RETIREMENT PLAN

                                                                                           By:    Sauer-Danfoss (US) Company,
                                                                                                    Plan Administrator

                                                                                           By:    Kenneth D. McCuskey
                                                                                                    Kenneth D. McCuskey,
                                                                                                    Vice President - Finance

SAUER-DANFOSS EMPLOYEES’
SAVINGS AND RETIREMENT PLAN

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors’ Report Thereon)

SAUER-DANFOSS EMPLOYEES’
SAVINGS AND RETIREMENT PLAN

Table of Contents

Page

Independent Auditors’ Report                                                                                                                                       1

Statements of Net Assets Available for Benefits                                                                                                             2

Statements of Changes in Net Assets Available for Benefits                                                                                            3

Notes to Financial Statements                                                                                                                                        4

Schedule

1 Schedule H Line 4i – Schedule of Assets Held for Investment Purposes                                                                       8

Independent Auditors’ Report

Employee Benefit Committee
Sauer-Danfoss Employees’
        Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Sauer-Danfoss Employees’ Savings and Retirement Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer-Danfoss Employees’ Savings and Retirement Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

May 3, 2002
Des Moines, Iowa
SAUER-DANFOSS EMPLOYEES’
SAVINGS AND RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000
	2001	2000
Assets:
Investments	$60,544,600	47,030,158
Employee contributions receivable	4,276	—
Net assets available for benefits	$60,548,876	47,030,158
See accompanying notes to financial statements.

SAUER-DANFOSS EMPLOYEES’
SAVINGS AND RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2001 and 2000
	2001	2000
Additions to net assets attributed to:
Contributions:
Employees	$4,460,579	3,442,120
Employer	1,484,143	58,727
Change in fair value of investments	(6,415,391)	(2,274,123)
Investment income	2,188,797	2,233,352
Total additions	1,718,128	3,460,076
Deductions from net assets attributed to:
Benefits paid	3,634,735	2,318,717
Fees	119,691	89,838
Premiums	37,958	43,150
Total deductions	3,792,384	2,451,705
Transfers from other plans, net	15,592,974	176,113
Net increase in net assets available for benefits	13,518,718	1,184,484
Net assets available for benefits:
Beginning of year	47,030,158	45,845,674
End of year	$60,548,876	47,030,158
See accompanying notes to financial statements.

SAUER-DANFOSS EMPLOYERS'
SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2001 and 2000

(1)     Description of the Plan

The following description of Sauer-Danfoss Employees’ Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan’s Agreement for a more complete description of the Plan’s provisions.

        (a)     General

        The Plan is a defined contribution plan which covers any person regularly employed by Sauer-Danfoss (US) Company (the Company) at its Ames, Iowa; West Branch, Iowa; Freeport, Illinois; Minneapolis, Minnesota; Lawrence, Kansas; Easley, South Carolina; or in the office of its LaSalle, Illinois and Sturtevant, Wisconsin facilities.

        Effective January 1, 2001, the accounts of all non-union Plan participants in the Sauer-Danfoss Racine Employees’ Savings Plan were transferred into the Sauer-Danfoss Employees’ Savings and Retirement Plan. Transfers in the amount of $15,246,234, which are included in "transfers to other plans, net," were made to the Plan on that date.

        (b)     Administration

        The Plan is administered by the Employee Benefit Committee of the Company (the Plan Administrator).

        (c)     Trustee

        Institutional Trust Company has been designated as Trustee of the Plan.

        (d)     Contributions

        The Plan is funded primarily by employee contributions. Participating employees may contribute a percentage of their wages ranging from 1% to 21%. Annual contributions, including life insurance purchased, may not exceed $10,500 in 2001 and 2000, as indexed by the Internal Revenue Service. The Plan also places certain restrictions on contributions from those employees defined as highly compensated.

        Employer contributions consist of a nonelective 2% contribution and an additional maximum contribution of 2% at a rate of 0.5% for each 1% of employee contribution.

        (e)     Participant Accounts

        Participants have the option to invest contributions in the following funds: IRT Stable Value Fund, INVESCO Select Income Fund, INVESCO Total Return Fund, IRT 500 Index Fund, Fidelity Equity Income Fund, AIM Blue Chip Fund, INVESCO Dynamics Fund, INVESCO Small Company Growth Fund, IRT International Equity Fund, and Sauer-Danfoss Inc. common stock, the Company’s parent. Participant accounts are credited for contributions and allocations of Plan earnings. Plan earnings are allocated to participants based upon their relative percentages of each fund’s investment account balance. In addition, participants may elect to invest in a life insurance fund which purchases coverage for them and their families. Assets invested in participant life insurance coverage are excluded from Plan assets.

        Participants may also elect to borrow up to amounts defined in the Plan. Participant loans amounting to $2,426,783 and $1,671,931 at December 31, 2001 and 2000, respectively, are included in investments. Interest rates ranged from 6.38% to 11.00% at December 31, 2001 and 9.25% to 11% at December 31, 2000.

        (f)     Vesting

        Participants are immediately vested in their voluntary contributions and actual earnings thereon. The interests of participants in the employer contributions and actual earnings thereon vest as follows:

  Upon termination of employment at or after age sixty-five – 100%.

  Upon death or disability – 100%.

  Upon any other termination of employment, the following vesting schedule is applicable:

Years	Vesting
of service	percentage
Less than 3	—
3 or more	100

         All eligible employees at the Company’s West Branch, Iowa location are 100% vested in their account balances as of December 31, 2000. In no event shall the nonforfeitable percentage of amounts credited to the employer and matching contribution accounts of such eligible employees after December 31, 2000 be less than their nonforfeitable percentage as of December 31, 2000 determined in accordance with the following schedule:

Years	Vesting
of service	percentage
Date of hire	20%
1	40
2	60
3	80
4 or more	100

            The vesting percentage is calculated to the nearest 1/1000 of 1% based upon the number of completed years and days of service.

            (g)      Plan Expenses

            Administrative expenses of the Plan are paid by the Company, except for mutual fund investment fees which are paid by the Plan.

(2)     Summary of Significant Accounting Policies

            (a)      Basis of Presentation

            The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those assets. The Plan’s assets and liabilities consist of the assets and liabilities of the Sauer-Danfoss Employees’ Savings and Retirement Plan Trust (the Trust).

            The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets, liabilities and changes therein to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

            (b)      Valuation of Investments

            Investments are valued at quoted market prices, if available. Investments not having an established market are valued at fair value as determined by the Trustee.

            Investments in participant loans are carried at their unpaid balance.

            Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

            (c)      Federal Income Taxes

            The Internal Revenue Service has determined and informed the Company by a letter dated February 22, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Continued qualification of the Plan will depend on the operation of the Plan in compliance with the IRC.

(3)     The Trust

The fair value of investments of the Trust at December 31, 2001 and 2000 were as follows:

	2001	2000
IRT Stable Value Fund**	$18,929,819	14,370,988
INVESCO Select Income Fund	934,830	659,259
INVESCO Total Return Fund**	5,874,840	2,810,678
IRT 500 Index Fund**	3,899,140	1,935,488
Fidelity Equity Income Fund**	14,249,801	11,912,719
AIM Blue Chip Fund**	6,416,610	6,636,220
INVESCO Dynamics Fund	2,041,446	2,558,732
INVESCO Small Company Growth Fund	3,002,769	2,180,663
IRT International Equity Fund	2,106,465	1,537,981
Sauer-Danfoss Stock Fund*	459,661	752,755
Cash	2,436	2,744
Participant loans	2,426,783	1,671,931
	$60,344,600	47,030,158

* Party-in-interest of the Plan.

** Investments representing more than 5% of net assets available for benefits.

Investment (loss) income for 2001 and 2000 was as follows:

	2001	2000
Interest	$219,124	144,274
Dividends	1,969,673	2,089,078
Net realized and unrealized appreciation (depreciation):
INVESCO Select Income Fund	(99,653)	(8,761)
INVESCO Total Return Fund	(380,804)	(270,197)
IRT 500 Index Fund	(605,518)	(201,668)
Fidelity Equity Income Fund	(1,335,847)	(82,632)
AIM Blue Chip Fund	(1,827,620)	(695,609)
INVESCO Dynamics Fund	(884,587)	(443,177)
INVESCO Small Company Growth Fund	(812,126)	(413,415)
IRT International Equity Fund	(404,408)	(176,203)
Sauer-Danfoss Inc. common stock *	(64,828)	17,539
	$(4,226,594)	(40,771)

* Party-in-interest of the Plan.

(4)     Plan Termination

        While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. Upon termination of the Plan, each participant’s account shall be fully vested and nonforfeitable.
			Schedule 1
SAUER-DANFOSS EMPLOYEES’
SAVINGS AND RETIREMENT PLAN
Schedule H Line 4i – Schedule of Assets Held for Investment Purposes
December 31, 2001
Identity of party and			Current
description of investment	Units	Cost	value
IRT Stable Value Fund	18,929,819	$18,929,819	18,929,819
INVESCO Select Income Fund	173,760	1,034,455	934,830
INVESCO Total Return Fund	234,900	6,437,968	5,874,840
IRT 500 Index Fund	139,704	4,387,250	3,899,140
Fidelity Equity Income Fund	292,184	14,601,419	14,249,801
AIM Blue Chip Fund	528,116	7,016,945	6,416,610
INVESCO Dynamics Fund	128,151	3,003,218	2,041,446
INVESCO Small Company Growth Fund	247,345	3,785,984	3,002,769
IRT International Equity Fund	117,877	2,282,482	2,106,465
Sauer-Danfoss Company Stock Fund*	86,294	736,170	459,661
Cash	N/A	2,436	2,436
Participant loans – interest rates ranged
from 6.38% to 11%	N/A	—	2,426,783
		$62,218,146	60,344,600
*Party-in-interest
See accompanying independent auditors’ report.

Exhibit 23

Independent Auditors' Consent

Employee Benefit Committee Sauer-Danfoss
    Employees’ Savings and Retirement Plan
Ames, Iowa:

We consent to incorporation by reference in the Registration Statement No. 333-93745 on Form S-8 of Sauer-Danfoss Inc. of our report dated May 3, 2002, relating to the statements of net assets available for benefits of the Sauer-Danfoss Employees’ Savings and Retirement Plan as of December 31, 2001 and 2000, the related statements of changes in net assets available for benefits for the years then ended, and the related supplementary schedule of assets held for investment purposes as of December 31, 2001 which appears in the December 31, 2001 Annual Report on Form 11-K of the Sauer-Danfoss Employees’ Savings and Retirement Plan.

                                                                                                                    KPMG LLP

Des Moines, Iowa
June 26, 2002